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                                                                    Exhibit 23.1


Consent of Independent Public Accountants

As independent public accountants, we hereby consent to the inclusion in this Form 8-K/A of our report dated February 8, 2001 (except for the second paragraph of Note 1 and all of Note 15 as to which the date is February 28, 2001, Note 16 as to which the date is April 27, 2001 and Note 18 as to which the date is July 18, 2001) on Packard BioScience Company's consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000. It should be noted that we have not audited any financial statements of the company subsequent to December 31, 2000 or performed any audit procedures subsequent to the date of our report.


Arthur Andersen LLP
Hartford, Connecticut
December 7, 2001